Homefree

Allergy-friendly "treats you can trust"

Retail Eating and Drinking Food Lifestyle Social Impact

HOMEFREETREATS.COM WINDHAM



ONE TREAT FOR ALL!
WE OFFER INCLUSION!



At Homefree, we make "one cookie for all" - cookies that essentially everyone can enjoy, including people with food allergies and other special diets. This includes peanut free, tree nut free, egg free, dairy free, and gluten free, all at the highest standard. We even test ingredients in-house to ensure the safety of our foods. But don't let... more

Jill Robbins Founder/President @ Homefree

Why you may want to support us...

1. The Good Housekeeping Research Institute recommended Homefree cookies as the "Best Gluten Free Cookies!"
2. We're a Certified B Corp for our strong commitment to social responsibility and environmental stewardship.
3. We won a Food & Beverage Product Innovations Award, presented by the National Restaurant Association (Restaurant, Hotel-Motel Show), judged by foodservice industry leaders.
4. Homefree has achieved Safe Quality Food (SQF) level 3 certification - the highest level - for outstanding standards in food quality and safety, opening the door to national accounts.
5. Homefree Chocolate Chip Mini Cookies were chosen to be the nut-free cookie option at the reception desk at DoubleTree by Hilton Hotels.
6. Sales growth the last 3 years is 70%, 15%, and 18%, averaging about 34% growth.
7. In a taste test of Homefree Chocolate Chip Mini Cookies vs. Nabisco Chips Ahoy Chocolate Chip Mini Cookies, 73% preferred Homefree!

Why people love us



When I met Jill Robbins, I was immediately impressed by her passion for her brand and her mission to provide allergen free products that would be both inclusive to all AND taste great. Since that time I have seen the company construct a state of the art Allergen Free manufacturing facility, and grow both in retail and foodservice. Homefree continues to produce great tasting products as well as develop new and innovative products. I have always been bullish on Jill's abilities and commitment to the business as well as the prospect of future growth and success for many years to come.

Rick Antonelli

Positions have included CEO of Galaxy Nutritional Foods, and COO of United Natural Foods (Nasdaq: UNFI), the nation's largest natural products distributor at over $8 billion in annual sales.

As President and Owner of Homefree's foodservice broker, I have the pleasure of representing and selling Homefree cookies. It never ceases to amaze me how well the potential accounts respond to the quality and taste profile. We've had many successes placing the cookies, including in college, health care, and institutional settings. Homefree is a very strong brand. They solve operators' needs to accommodate the ever-growing consumer demands of having a delectable treat for all their guests. The away from home market continues to be one of the fastest growing channels for healthy food options. The channel itself is still in its infancy incorporating clean foods and beverages. Homefree has... read more

Mario Parisi

Owner and Founder of Green Nature

"I just wanted to let you know I'm crying tears of joy that I finally found something my 19 month old son can eat! And he really enjoys them too! I hope someday you come out with more then just cookies because you've certainly mastered that! We will be "home free" buyers from now on! Thank you!"

Amanda Casimiro

A thankful Mom!

Consumer trust in big corporations has eroded in recent years and increasingly, consumers are choosing to spend their money locally and with businesses that share their values. But sussing out true social and environmental practices from PR propaganda isn't always easy for consumers, which is why some businesses are investing time and resources to earn B Corp certification. In fact, eight NH companies [including Homefree] have become part of this international movement that promotes doing well in business by doing good in the world.

Judi Currie

Business NH Magazine

See more on Grapevine

Our Team

AND OUR MAJOR ACCOMPLISHMENTS



Jill Robbins
Founder/President
Passionate Allergen-Free Recipe Developer, Pre & post doctorate training from Harvard Medical School



Sarah Cowart
Digital Marketing Manager
Former social media influencer now specializes in social media marketing for business.



Phil Robbins, PhD
Husband of Founder
Founded a thriving group psychology practice. Brings a big picture approach and some humor!



Barbara Britton
VP of Quality Assurance
Contributes food business knowledge throughout operations. Expert in food quality and safety.



Katelyn Burnham
Inside sales, store demos
Mom of two children with food allergies was happy customer, now recently is part-time team member!

Some of our investors

WE'VE RAISED $1,730,858 FROM 67+ INVESTORS SINCE OUR FOUNDING



William Dorn
Investor, Entrepreneur, Consultant, Author, Human.



Alexander Clarence McIntosh
Investor & Entrepreneur



Evan J SEGAL
Philanthropist, Social Entrepreneur, Mentor, Angel/Seed Investor, Business Leader, Venture For America. ., Author, Public Speaker.



Jorge A Mendoza Barajas
I am Jorge, I am a great person with full skills to help startups businesses and invest in new ones to shape the future of this huge country



Dylan Nelson Phillips
Always looking for the next best thing.

Andre Willey
Data driven, creative entrepreneur and investor who is eager for exciting business opportunities.



Johnson Hor
ʞsɐ noʎ oɥʍ uo spuədəp ɥʇɐɯʎlod ɹo ɹoʇsıɥʎlod ∀



Matt Huber
Investor. Background in Finance/Investment Banking/e-Commerce.



Biren Gandhi
https://lnkd.in/biren

along with 58 other investors

In the news

BUSINESS NH · wellness · Today's Dietitian · Hippo · Store Brands · tasteforlife · Best Products · YAHOO! FINANCE · Parents · TasteTV · FRESH CUP · HUFFPOST · Emily Reviews · Whole Foods · The Eagle-Tribune · TODAY · The Real Deal · parenting · POPSUGAR · WESLEYAN

Downloads

- HFInfoRetailBoxedMinis.pdf
- HF InfoSheet SingleServe.pdf
- HomefreeDeck.pdf

Allergy-Friendly Treats You Can Trust

An estimated 1 in 13 children have food allergies, or roughly two in every classroom. About 30 percent of those children are allergic to more than one food. Estimates of food allergies in adults range from 4% to 10%. People with food allergies and other special diets want to enjoy snacks safely and deliciously along with everyone else. Sales of free-from items, including gluten free, grew to $32 billion in 2016.


home
free

Award Winning, Delicious, Allergy-Friendly Cookies

Homefree cookies are a unique combination of delicious, wholesome, and inclusive, so that everyone can enjoy treats together! We've received accolades from the likes of Today, Shape Magazine, and the Good Housekeeping Research Institute. All our cookies are allergy friendly and gluten free, as well as non-GMO, low-sodium, kosher, vegan, and 100% whole grain.


home free
vanilla
ginger snap
chocolate mint
lemon burst
double chocolate chip
chocolate chip
homefree

We're Leaders in Allergen Related Safety


WE ARE DEDICATED TO ALLERGY SAFETY!

It's legally acceptable to label your product as nut or dairy-free even if it's made on a shared line with that allergen. That's a lot of room for contamination. We take food safety so seriously that we not only have our own dedicated facility, we even source our ingredients carefully to avoid cross-contamination, and then to be extra sure, we test for traces of allergens. So when you eat our cookies, you know you're safe.

Our Progress so Far

We've come a long way since Jill's home kitchen. We're now in stores like Wegmans, Sprouts, and ShopRite, and in foodservice such as hotels, hospitals, colleges, and corporate break rooms. And we're distributed internationally across 5 countries in 3 continents. Your investment can help take us even further.

If we hit our minimum fundraise goal of $125K, we'll use your investment for promos and marketing, hiring, and the 5% Wefunder fee. If we hit our max goal of $600K, we'll also put your investment towards inventory software, employee benefits, a new forklift and equipment for new products.



2005
Gak's Snacks
Started Gak's Snacks in basement of founder's home, for mostly mail order, with 2 flavors of large cookies.
2009
Homefree Treats launches!
Moved to commercial facility with loading docks, where Homefree was launched.
2013
Gluten-free
Became dedicated gluten-free to be more fully inclusive and to be merchandised in gluten-free sets.
2016
Change in packaging
Refreshed package art, contributing to a 70% jump in sales YOY
2016
Homefree earns Safe Quality Food (SQF) certification!
Homefree earned SQF level 2 certification (and in 2017 SQF level 3 certification, the highest level) for outstanding standards in food quality and safety. This certification differentiates Homefree, and opened the door to national accounts.
2017
DoubleTree by Hilton Hotels
The result of a more than 12 month process, the DoubleTree by Hilton Hotels selected and launched Homefree Chocolate Chip Mini Cookies as their nut free cookie at reception.
2017
Dot Foods
In part to meet DoubleTree's distribution needs, Homefree was accepted into Dot Foods. By June, 2018, this was expanded to having all Homefree products available by special order to any account, and a good range of items stocked for easiest access, for open doors to foodservice distribution nationally.
2018
Expansion
Positioned ourselves with the dependability and capacity to acquire and meet the needs of large accounts by getting up and running with a second mixer, second cookie making machine, and 2nd wrapping machine.

Help Us Make Allergy-Friendly Eating Easy

Dear Investors,

Most of you likely know someone with a special diet, and perhaps you have special dietary needs yourself. If so, you likely understand the experience of wanting to include everyone when serving food, and perhaps of wanting to be included yourself. This is especially the case at social gatherings, where sweet treats so often are part of the fun. Inclusion is valued by people with special diets wherever food is served, whether at a gathering, a store, a school, a hotel, or a corporate break room. We are happy to invite you to join us in our mission to make it easy for people with food allergies and other special dietary needs safely and comfortably to enjoy Homefree "treats you can trust" right along with everyone else, wherever treats are served.

I began this journey because of my son, who was allergic to peanuts, tree nuts, eggs, dairy, and more. Our son's allergist advised never to give our child anything made in a facility containing nuts or peanuts because of the risk of potentially life-threatening cross-contamination. When I questioned him about the risk level, he showed us research showing 6.5% clinically significant peanut cross-contamination in shared facilities. That created quite a challenge because most baked treats are made in facilities with nuts or peanuts. As a mom, and as a clinical psychologist, I wanted my son safely to be able to be part of the group when treats were served. That is why I began the process, from novice to expert, of creating allergy-friendly baked goods, and at the highest possible safety standard. To meet the goal of inclusion, the treats had to taste so good that everyone would be happy to eat them together. I'm proud to say that Homefree cookies have won awards not only as special diet cookies but also simply as delicious, healthy cookies. This includes Best Snack Award from Shape Magazine and being featured on the Today show as a recommended snack because kids love them and because they are healthy.

We now are at an exciting moment in our history. We are growing steadily and are poised for continued rapid growth. Rather than the common practice of using co-packers to bake our products for us, we operate our own dedicated facility with full control over safety and dependability. We set industry-leading standards for allergen-related safety, and we have achieved the nationally and internationally recognized Safe Quality Food level 3 for outstanding practices with food quality and safety. We have moved gradually from our original 2-week shelf life to 9 months (without preservatives!). The free-from category has developed such that retail and foodservice buyers are seeking products such as ours that meet the needs of various populations. Response to our refreshed packaging was, and continues to be, enthusiastic. We have expanded our facility and added equipment for increased dependability, efficiency, and capacity. We have attained national distribution both at retail and in foodservice. Most exciting is our new relationship with Dot Foods, the country's largest redistributor. This makes Homefree sourcing easy for almost any U.S. foodservice account and thereby opens the door to exponential growth.

With your help, we are ready to add to our team, grow our sales and marketing, expand our reach, and develop new products. We are happy to invite you to join us as part of the Homefree team. We hope you will share our passion, and that many of you will become ambassadors for Homefree "treats you can trust."

Jill Robbins

Our Growth

Our numbers are growing, and our Corporate Snacking business is taking off!

$786,734	$1,341,543	$1,548,285
2015 Revenue	2016 Revenue 70% growth	2017 Revenue 15% growth
$1,819,477	**42%**	**150%**
2018 Revenue 18% growth	Margin 2018	YOY Corporate Snacking growth 2018

Our Key Customers

Homefree cookies are offered in numerous retail and foodservice locations. Here's a sampling of the range.

Investor Q&A

– COLLAPSE ALL

What does your company do?

At Homefree, we make "one cookie for all" - cookies that essentially everyone can enjoy, including people with food allergies and other special diets. This includes peanut free, tree nut free, egg free, dairy free, and gluten free, all at the highest standard. We even test ingredients in-house to ensure the safety of our foods. But don't let allergy-friendly fool you into thinking our cookies aren't delicious, because they are. They've won numerous awards for taste and health.

Where will your company be in 5 years?

We started as one person in our founder's home, where Jill made allergy-friendly cookies for her son. Now we're distributed in 5 different countries across 3 continents. We aim to keep growing to the point where anyone can walk into a store or hotel and buy our deliciously wholesome allergy-friendly cookies. We want snacking to be easy for all families with special diets.

Who are you and what are you building?

My name is Jill Robbins and my company is Homefree. We offer a "one cookie for all" solution to families, retail stores, and foodservice providers. That is, we make cookies that are delicious for cookie lovers, wholesome for the many people seeking "better for you," and carefully made to safely include people with food allergies and most other special diets. This makes inclusive snacking easy, whether for a family seeking a nut-free snack to share at school, a store buyer wanting to meet the needs of all their customers, or a foodservice operator wanting an easy way to say yes to special requests.My passion is as a mom of a child with food allergies, and as a clinical psychologist. My son is one of the 1 in 13 kids in the US with food allergies, or 1 in 25 Americans. Most baked treats contain ingredients such as wheat, butter, eggs, and nuts. These are the very same ingredients that often have to be avoided by people with special diets, making it really hard to feel like part of the group when treats are served, which is at almost every social occasion. I wanted to make it easy for people with special diets to be included. They want to be included, and people who are offering food want to include everybody.

What diets or issues are you addressing?

I started Homefree because of food allergies. In particular, because my son was allergic to peanuts, nuts, eggs, dairy, and soy (and more!), my attentions started there. And because one of his good friends couldn't eat wheat, I taught myself to bake without wheat either. I eventually brought the care I used as a Mom baking for my son, to the high standards of care in our manufacturing facility. So, in answer to your question, we are first and foremost addressing food allergen-related safety. And we are considered an industry leader in the care we use.
But it is not just people with food allergies and sensitivities who want to be included, and I wanted to include everyone. There are lots of health-conscious people who want tasty treats, but want them to be "better for you. And there are people with other dietary needs, such as gluten free, kosher, and vegan. So to be inclusive, Homefree cookies are certified gluten free, vegan, and kosher pareve. The Vanilla Mini Cookies are additionally low glycemic and certified organic (at the 70%+ level), and we offer our Ginger Snap Mini Cookies loose bulk with a USDA organic option. None of our products contain trans fat or cholesterol, or artificial flavors or colors. All are low sodium, and all are non-GMO Verified.

So, why does this matter? You ask what issues we are addressing. Some of it is simply to make people happy - both those with special diets, and the people trying to feed them. And some of it is as a business: A "one cookie for all" product has a lot of legs as a great one product solution. This is especially the case for foodservice operators. They can't stock a different dessert option for every possible request (a kosher cookie, a vegan cookie, a gluten free cookie...), but are happy to have an easy one product way to say yes to everyone. But there are other issues that are at the root of our mission. Here I am talking as a mom and as a clinical psychologist. Picture a kid at school or college, wanting to fit in and feel like part of the group. Social interactions often involve food. If there are no safe options, there can be temptation to join in anyway. If there are allergen free options, the kids with the allergies still might not want to select those options, as doing so can mark them as different. What is wonderful about Homefree cookies is that everyone eats them. They are simply good cookies, which, by the way, are also safe for people with food allergies. Because it isn't just the special diet kids grabbing them, the special diet kids are happy to grab them too.

And what about peanut free classrooms and schools? They are established so that kids like mine don't risk life-threatening reactions. But sometimes parents of other kids understandably aren't so happy about the limitations, and the families with allergies often feel badly about being the reason for those restrictions. Homefree cookies provide a win-win situation. Kids without allergies love the cookies so they don't feel deprived, parents love that their kids are happy and that additionally the cookies are wholesome, and the kids with allergies are safe.

Actually, a number of years ago, I was teaching Junior Achievement in my son's classroom, using the business as an example to demonstrate topics in the curriculum. Of course, we had to do a taste test, and graph results! The kids all loved the cookies so much that when my son brought cookies in the next day for a snack for himself, several kids got into a bidding war trying to buy the cookies from him! For a kid who had spent years with kids pointing (unpleasantly) at the "different" foods he brought, this moment of having everyone want what he had was a moment of pure joy.

I'll tell you one more story. A school foodservice manager called me one day to recount a call he had received from the mom of one of their students. The mom and her food-allergic daughter arrived at the school bake sale, and the mom started taking out of her pocketbook the sweet she had brought with her for her daughter, since of course nothing at the bake sale would be okay for her. Suddenly the daughter started pointing and exclaiming enthusiastically, "Look Mom, they have Homefree cookies! I can eat those!" And she did. That night at bedtime, this girl could talk of nothing else. She had never before had the experience of being able to buy a treat like everyone else, and it meant the world to her.

Do you have different cookies for different diets, or is it that all your cookies can be eaten by all or most dietary restrictions?

All of our cookies are free of peanuts, tree nuts, eggs, and dairy. All of them are certified gluten-free and certified vegan. They're all kosher parve and non-GMO verified. There's something called soy lecithin that is considered fine by most allergists for most people with soy allergies. That one ingredient is in one of our flavors of cookies, but other than that one exception, all of our cookies are free of the eight most common food allergens. They also contain no rice or legumes, and are 100% whole grain. A couple of our flavors are corn-free, and most people with corn allergies can eat all of them. So if somebody walks into the grocery store and says, "I am having people over, and one person has a nut allergy and one person needs gluten-free," the store clerk has a way to say, "We have something for you. Check out these Homefree cookies. They taste great, they're good for you, and I bet they'll work for you."

The same thing goes for foodservice. There's a huge foodservice trade show called the National Restaurant Association Restaurant, Hotel-Motel Show. I believe it is the biggest foodservice trade show in the US. Every year they have a product innovation award (currently called FABI awards) that they give to several products about which they're particularly excited. The judges are drawn from the top people in the foodservice industry. We actually won one of those. Even though we're a relatively small company, the reason we won is partly because these cookies taste great and are better for you. It's also because we make, as we say, "one cookie for all." For a foodservice operator who wants to say yes to all the different needs that come up, we make it easy. They can stock our one product, and it has a long shelf life. That way they will always have something available to be able to say yes.

Tell me about this recipe. You might be able to call me a traditionalist, but doesn't a cookie have to have butter, eggs, and sugar?

That's the problem for people who are allergic to butter, eggs, nuts, and wheat. How do you make a cookie without those, especially a tasty one with good texture? Well, it's not easy. I started trying to bake for my little boy, and I spent a few years making things that were really awful. I would eat them and he would eat them. He didn't know any better, and I'd eat them with him, but pretty much nobody else wanted to eat them. After about three years, there was one day when I made a peach muffin, and my husband and son's mouths both dropped open in surprise when eating it. My husband said, "This tastes like a peach muffin!!!"

That was the beginning of the next phase. My husband encouraged me to make an allergen-free baking cookbook so that other families wouldn't have to go through what we did. As a psychologist, I had a research background, and I ended up tackling this as a research project over the next three years. I learned about and experimented with unusual ingredients, and experimented with various processes. I would try making a recipe, and then would write down what went well, what didn't, my hypothesis for how to improve it, and the new recipe. I'd go through that process 10, 20, 30 times or more until everyone tasting it gave it an A. When I got really good at it, I even taught a few classes in allergen-free baking.

After that, people started saying, "You know, not everyone has time to bake. Why don't you make these for stores?" And I'm like, "No, no, no, I'm a psychologist, I'm a mom. I'm not interested in that." But I started thinking about it and looking into it, and saw the need, and bit by bit, I ended up doing it, and over time, improving it.

Just like those peach muffins ended up tasting like peach muffins, our cookies now are really good cookies. In fact, they've won awards. Not just as special diet cookies, but also just because they're delicious and healthy. They won the best snack award from Shape Magazine just because they are a really good, healthy snack choice. They were featured on the "Today" show, not as a special diet cookie, but as a recommended school snack because kids love them and they're healthy.

Is it objectively healthy or is it just that it doesn't trigger allergies?

That is a great question. Some of our cookie flavors are so healthy that they are actually USDA Smart Snacks. That means that we can label them as "healthy," and that they meet the "healthy" criteria to be served in public schools. And all of our cookies are 100% whole grain - though you can't tell! They're actually certified as a good source of whole grain: If you have one serving of our cookies, you'll have had more than half a serving of whole grain out of three recommended daily servings! Also, our cookies are low sodium and contain no trans fat or cholesterol. There's not a lot of sweetener, and some of that is fruit juice. We add no artificial colors or flavors, some of our cookies are certified organic, and they all are non-GMO verified.

Is there a secret process or did you just research how to do this, and so it's not much of that secret?

Food scientists conceivably could take a product and figure out the ingredient breakdown, but they wouldn't know our ingredient sources or our methods, so the results wouldn't be quite the same. Regardless, where we excel is not just the recipe itself, but also the high safety standards in our own dedicated baking facility. These standards are complicated and expensive to establish, and therefore challenging to replicate. We now have a reputation not just for the cookies having great taste and texture, but also for them being "treats you can trust."

How do you make sure you're keeping the products allergen-free and safe?

Having very strong standards is really important. In fact, I wouldn't even start construction of our first commercial kitchen (in our basement!) until I had found ingredients truly free from risk of allergen cross-contact. That took 6 months! We elected to do our own manufacturing so we would have full control over allergen-related safety, rather than the usual practice of co-packing, whereby someone else's factory makes your products for you. Because it was our own facility, we were able to purchase new equipment so there couldn't be traces of allergens. And once we started hiring staff, we made their commitment to maintaining our allergen-related standards an important part of the interview process. This includes that our staff are not to handle nut or peanut products on days they work, and as an extra precaution, our employees change into our uniforms and shoes, and then we wash the uniforms in-house. On the rare occasion when we allow a visitor into our facility, the visitor has those same requirements.
Even though we source our ingredients really carefully, we still take extra precautions. We wipe down the packages. And we allergen test them to make sure that they are free from peanut, almond, egg and milk proteins. We also randomly test finished cookies for those allergens and for gluten traces. Further, with regard to gluten, we have selected sources for our gluten free oat flour that use very high standards of care.

With regard to safety: I have mostly been talking about allergen and gluten related safety. There is also food safety more generally. In addition to being an industry leader with regard to allergen-related safety, we also have exceptional standards and practices for food quality and safety more generally. To my knowledge, were the first company in the free from category to achieve something called Safe Quality Food (SQF) certification, and I believe there still is only one other company in our category that now has a comparable certification. SQF certification is a highly respected standard nationally and internationally. We have the highest level possible - a level 3.

Do you have competition?

Yes, there's certainly some competition. But we have won many awards as "Best." This includes that the Good Housekeeping Research Institute, the foremost authority on consumer goods, recommended Homefree cookies as the best gluten-free cookies on the market. That is a very meaningful recommendation. Also, most what I'm hearing from retail buyers is that what they're looking for these days isn't just a "gluten-free" cookie. What they're really valuing is companies like ours that have multiple attributes. They love that our cookies are nut-free, vegan, gluten-free, delicious, and healthy.
There are some very good competitors. I'm actually glad there are other companies out there. People like my son want to have a selection, and quite frankly, the more products that are out there, the more visibility there is for the category. We want there to be a “free from” section in supermarkets so people have a destination. Just by having that destination, it increases sales in the category. I want it to become increasingly normative for people to go to the “free from” section when they're shopping for snacks or treats so that people with special diets are included in a more standard way.
There are all different kinds of competitors. Some are gluten-free, some are nut-free. Lucy's and Enjoy Life are the biggest and most comparable to us in terms of hitting the allergens and gluten. But for Homefree, it isn't just about being a special diet cookie. Homefree is about being "one cookie for all." It's about being a good cookie, a healthy cookie. If you're having company, you can serve these to your guests and know they will like them. And you won't have to wonder, "Oh, no, what if this person is vegan or what if the person doesn't eat gluten?" You can have these around, enjoy them, feel good eating them, and when your company comes over, you've got something you can count on their being able to enjoy with you.

How are envisioning growth beyond the special diet market?

I expect that our primary customer will continue to be people with food allergies or who need gluten free, vegan, or kosher (or some combination of those!), or the people trying to feed those people. All together, that's a big category.
But, in fact, Homefree cookies are already also purchased outside the special diet market, and I expect that to expand both with our cookies and also with our intended line extensions as our brand gains increased visibility. In fact, when we do demos at stores, more than 80% of the people who buy the cookies at the demos don't have special diets. They just like that the cookies taste good and that they're "better for you." They might like that there is no trans fat, or that the cookies are low in sodium. Big hits too are that the cookies are non-GMO, certified a good source of whole grain, and not too sweet. Sometimes the customers also find it appealing that they can keep Homefree cookies in their cupboard both for themselves, and also for the possible guest who might need them.

There are also an increasing number of consumers who want to shop with their conscience. We are a certified B corporation. There are very few food companies that are B corporations. That's growing, fortunately, but I don't think there are any others in our category. As we expand our social media presence, I believe that will increase excitement and sales not just because of the cookies, but also because of who we are.

How big is your distribution?

We are nationally distributed both for retail and foodservice. For retail, we're in both UNFI and KeHE, which are the two primary national natural/specialty distributors in the US. We are also set up with most of the national foodservice distributors, including Sysco, US Foods, Gordon Foodservice, Tropical Foods/Truly Good Foods, Reinhart, and Vistar/PFG. We are doing a little bit of exporting as well. We're in Canada, the Philippines, and Malaysia, and the UK. Our primary focus though currently is in the US, and particularly foodservice.Foodservice can be quite a challenge because if there is an account that wants your product and you're not offered by their distributor AND in their distributor's local warehouse, and the account isn't big enough to warrant the warehouse stocking the product, it makes it really hard to do business. However, we recently conquered that challenge!
That is, we recently made a huge jump by getting into something called Dot Foods. Dot is a master redistributor for more than 4,000 foodservice and convenience distributors across the country. If a distributor has an account that wants ten cases of Homefree cookies, the distributor can simply grab them from Dot, put them on the pallet for the account, and off they go.

How have the business and the products evolved?

It's certainly been a process, supported financially by my family, while the free from category has developed and while we learned, and made improvements, to get where we are today. We started mostly mail order, with 2 flavors of large cookies with about a 2 week shelf life, with a labor-intensive box we closed by hand, out of the commercial kitchen we built in our basement. Now we have an assortment of flavors and packaging sizes for retail and foodservice, with 9 months shelf life, with lots of equipment to help with packaging, in an almost 12,000 SF manufacturing facility with loading docks.
When we changed our cookie box for retail we followed advice of a consultant and made it tall and skinny. The skinny made it easy for stores to bring in our cookies without needing much shelf space to do so, and that has worked very well. The tall, though, resulted in the boxes often being placed on the top shelf, hard to notice, and in particular often too high to be spotted by young children with food allergies. So we listened to buyer feedback and added a horizontal facing so that the stores would have flexibility with how they merchandised the cookies. The store buyers love that! Our packaging initially had "peanut-free," "tree nut-free," "egg-free," "dairy-free" on the front of the package in really big letters. Then we learned that people without allergies often wouldn't buy the package, even when they loved the cookies, because they considered them made just for people with allergies. Now we focus on how delicious the cookies are, and the idea that they additionally make it easy to meet lots of needs. When we started, we were pioneering the allergy friendly category. Our products were not initially gluten free, because initially we were focused on food allergies and gluten isn't an allergen. That might surprise you. It is actually a common misconception that gluten is an allergen. In fact, several years ago we commissioned a Harris Survey that showed that 43% of American adults had that common belief. In any case, being allergy friendly but not gluten free created challenges in stores. The cookies couldn't go in the gluten free sets, and that's where customers with food allergies were looking because there weren't yet general "free from" sections. So customers with food allergies couldn't find our cookies, and customers who found them would think they were for someone else. We ended up eventually deciding to add the gluten-free attribute to our cookies, and there were two reasons for that. One was a business decision to be in the gluten-free section so people could find our cookies. The other was because we're about inclusion. That is our mission. We wanted the cookies to be able to be enjoyed by as many people as possible. Gluten free was a big category of people we wanted to include. Now we have a dedicated certified gluten-free facility, and our cookies are usually found in gluten free sets, or sometimes in the new "free from" sections. The final big change we made is about the look of the brand. We heard from several retail corporate buyers that they had always loved our cookies but not our packaging, which we had been using for quite some time. This response was despite the fact that the design was created by accomplished designers in NYC, and positively evaluated by focus groups. But when we learned from multiple sources that the packaging wasn't being effective, and why, we made the decision to completely change our look. It's the best decision we could have made. Instead of continuing to do something that wasn't working, we took the hit and we did it right, including simultaneously introducing a couple of new flavors as part of our rebranding. As a result, from both retail and foodservice enthusiasm, our sales went up 70% that year over the prior year.

How do you ensure that more grocery stores feature your products so they stick out on a crowded shelf?

When we made the changes to our packaging, the universal response from retailers was, "We love it." It got the buyers to purchase more cookies, and it increased our movement on the shelves. That is partly because when I worked with our new designer, I said, "I want the cookies to be the first thing you see." Now we have this wonderful design where what you see is the cookies, and then if you have a special diet, you can look more carefully and see, "Oh, my gosh, I can eat these!" The boxes are simple to look at but full of information, bright and sophisticated yet playful, and white for our clean, pure look, which also pops on the shelf.
We also added holiday flavors, with their own holiday floor shipper to bring attention to them, perfect for including everyone at the many holiday parties. Again, the holiday packaging is playful yet sophisticated, to appeal to every age.

How do you measure progress?

We look at progress in many categories. Some are of course financial, such as sales growth both from increased number of accounts and from increased turns, increased numbers of distributors, sales numbers exceeding expenses (which we are starting to achieve!), and efficiencies for increased margin. We also look at increased production quantities, social media engagement, employee satisfaction and development, new product development, and positive impact.

What are your plans for next year? The next five years?

Our goal is growth. Since we started, we have visualize the goal like this: "I want families like mine, who have special diets, to be able to walk in anywhere - a ski resort, a store, a hotel, wherever it is - and not have to hesitantly ask, 'Do you have something I can eat?' but rather to be able to ask with confidence, 'Where can I find your Homefree cookies?'" I want any business that wants to include families like mine and make their customers happy to have easy access to purchasing our cookies. That's what we've been working toward, and we are making good progress. We also intend, with the help of Wefunder funds, to expand our lines beyond cookies. The additional products similarly will be both for retail and for foodservice.

What's the endgame?

My thoughts aren't on an endgame. I think about growth. I believe that based on our unique product, our dedicated facility, our range of certifications, our multiple awards, the growing market, where we are in it with our expanded distribution opportunities, and the terrific feedback we get, that we are going to become a much bigger company. That's where my focus is. It's not on what to do down the line. It's really on how can we keep achieving our goals and keep making improvements and grow visibility, buzz, availability and sales.

Why are you so qualified to make this a success?

I didn't start out with much knowledge of the food industry or of business, but at this point, from lots of on the job training and lots of consultation, I know both well. And I am an expert with regard to the free from category. Further, my research background earning my doctorate prepared me for developing strong methodologies, whether for recipe creation and testing or for and production efficiencies. I am a clinical psychologist and work actively with my staff to create strong, collegial working relationships. This contributes to a positive work environment and benefits productivity. So I bring my expertise, along with passion, commitment and hard work. I have a great deal of confidence in my abilities at this point. Yet I also believe that there's always more to learn, so I value having people around me who bring experience and knowledge. I therefore very much look forward to building up our team, with help from Wefunder funds.

Financials

Homefree has financial statements ending December 31 2019. Our cash in hand is $169,527, as of December 2019. Over the three months prior, revenues averaged $189,738/month, cost of goods sold has averaged $90,335/month, and operational expenses have averaged $92,740/month.

At a Glance

January 1 to December 31

$2,208,809 +21%
Revenue

-$18,731
Net Loss

$696,706 [8%]
Short Term Debt

$126,957
Raised in 2019

$169,527
Cash on Hand
As of 12/31/19

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

At Homefree, we make "one cookie for all" - cookies that essentially everyone can enjoy, including people with food allergies and other special diets. This includes peanut free, tree nut free, egg free, dairy free, and gluten free, all at the highest standard. We even test ingredients in-house to ensure the safety of our foods. But don't let allergy-friendly fool you into thinking our cookies aren't delicious, because they are. They've won numerous awards for taste and health.

We started as one person in our founder's home, where Jill made allergy-friendly cookies for her son. Now we're distributed in 5 different countries across 3 continents. We aim to keep growing to the point where anyone can walk into a store or hotel and buy our deliciously wholesome allergy-friendly cookies. We want snacking to be easy for all families with special diets.

Milestones

Homefree, LLC was incorporated in the State of New Hampshire in March 2005.

Since then, we have:

- The Good Housekeeping Research Institute recommended Homefree cookies as the "Best Gluten Free Cookies!"
- We're a Certified B Corp for our strong commitment to social responsibility and environmental stewardship.

- We won a Food & Beverage Product Innovations Award, presented by the National Restaurant Association (Restaurant, Hotel-Motel Show), judged by foodservice industry leaders.

- Homefree has achieved Safe Quality Food (SQF) level 3 certification - the highest level - for outstanding standards in food quality and safety, opening the door to national accounts.

- Homefree Chocolate Chip Mini Cookies were chosen to be the nut-free cookie option at the reception desk at DoubleTree by Hilton Hotels.

- Sales growth the last 3 years is 70%, 15%, and 18%, averaging about 34% growth.

- In a taste test of Homefree Chocolate Chip Mini Cookies vs. Nabisco Chips Ahoy Chocolate Chip Mini Cookies, 73% preferred Homefree!

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $2,208,809 compared to the year ended December 31, 2018, when the Company had revenues of $1,832,182. Our gross margin was 53.31% in fiscal year 2019, compared to 49.0% in 2018.

- *Assets.* As of December 31, 2019, the Company had total assets of $1,270,504, including $177,803 in cash. As of December 31, 2018, the Company had $1,148,192 in total assets, including $56,029 in cash.

- *Net Loss.* The Company has had net losses of $11,372 and net losses of $229,274 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.

- *Liabilities.* The Company's liabilities totaled $1,382,566 for the fiscal year ended December 31, 2019 and $1,365,523 for the fiscal year ended December 31, 2018.

Liquidity & Capital Resources

To-date, the company has been financed with $1,603,901 in debt.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12 -24 months before we need to raise further capital. The Covid-19 pandemic increases uncertainty about timing of future needs and growth.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other definite sources of capital in the immediate future, but may get a new bank line of credit.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 - 24 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering and a potential new line of credit. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Homefree, LLC cash in hand is $169,527, as of December 2019. Over the last three months of 2019, revenues averaged $189,738/month, cost of goods sold averaged $90,335/month, and operational expenses averaged $92,740/month, for an average net margin of $6,663 per month. Our intent is to be consistently profitable in 12 months.

Retail sales decreased from the loss of Sprouts, but other retail as well as foodservice sales were helping. The Covid-19 pandemic, however, recently hit, and is creating challenges. Most of our staff continue as of now to come to work. Some foodservice accounts are on hold. Retail including Amazon have high demand.

That is hard to determine in the context of Covid-19. We have signed the contract with the national foodservice management company, which ordinarily could lead to greatly expanded business. But much of that, particularly for colleges and universities, is likely now to be delayed until the new school year.

Our bank has indicated an openness to converting our current line of credit into a loan, and to considering the possibility of providing us with a new line of credit. If that happens, it will take a while. Therefore, in the meantime, I am adding now to this previously prepared report with the good news that we just received a PPP loan, potentially forgivable, for $118,600, to help us through the challenges of the pandemic.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin:
-1%

Gross Margin:
53%

Return on Assets:
-1%

Earnings per Share:
N/A

Revenue per Employee:
$169,908

Cash to Assets:
14%

Revenue to Receivables:
1,313%

Debt Ratio:
109%

Homefree LLC Financial Statements 2019-2018.pdf

Homefree 2017 Financial Statements.pdf

Homefree LLC 2018 Reviewed FS.pdf

Risks

1. Proceeding with a small team and with limited sales and marketing spend has enabled us to keep expenses low, but can result in slower growth than otherwise.

2. When working with a small team, the potential loss of any member can have a strong immediate impact until a replacement is found and trained.

3. As time proceeds, additional competitors can emerge and develop. Having some competitors can facilitate growth, as it helps a category to gain traction. Having too many strong competitors, however, can reduce sales opportunities.

4. Any account can choose at any time to discontinue our products, resulting in charge backs, lower sales numbers, and less availability in the market. Gaining additional placement to replace such loss is expensive, particularly in the retail sector.

5. Any food company has risk of product recall or legal action, either of which can be costly both financially and with regard to reputation. The risks are greater when food allergies are at play. Our industry-leading allergen-related, food quality, and food safety standards very much mitigate these risks but do not eliminate them.

6. The labor market in southern New Hampshire is very tight right now. There is no assurance that we will be able sufficiently to attract and maintain a full and strong staff to fulfill all orders in a timely way as we continue to scale up.

7. Manufacturing our own products (as opposed to the common practice of outsourcing production to co-packers) gives us great control over every aspect of sourcing, production and fulfillment. However, if something were to happen to our facility, production would be disrupted.

8. Our future growth depends in part on growing our management team. There can be no assurance that we will be successful in selecting and attracting effective team members to successfully grow our business.

9. Our future success depends on the efforts of a small management team. There can be no assurance that we will be successful in attracting and retaining such managers, and the loss of services of the members of the management team may have an adverse effect on the company.

10. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Jill Robbins	Manager/President Homefree, LLC @ Homefree, LLC	2005

Officers

OFFICER	TITLE	JOINED
Jill Robbins	President CEO	2005

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Jill Robbins	Membership interests	100.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
08/2019	$126,957	Convertible Note
01/2014	$16,213	Loan
01/2014	$37,298	Loan
06/2018	$9,377	Loan
08/2017	$45,355	Loan
01/2017	$30,650	Loan
12/2016	$62,113	Loan
07/2016	$198,243	Loan
10/2015	$31,269	Loan
11/2014	$67,695	Loan
10/2015	$500,000	Loan
12/2008	$605,688	Loan

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Enterprise Bank	12/30/2008	$605,688	$526,875	4.25%	11/15/2040	Yes
Integrity Leasing	01/07/2014	$37,298	$0	%	12/09/2015	
Leaf Leasing Company	01/20/2014	$16,213	$0	%	08/06/2016	
American Packaging Capital	11/18/2014	$67,695	$0	%	04/01/2020	Yes
Enterprise Bank	10/26/2015	$500,000	$494,252	6.25%		Yes
American Packaging Capital	10/27/2015	$31,269	$4,114	%	10/27/2020	Yes
International Financial Services	07/27/2016	$198,243	$0	%	06/01/2019	Yes
American Packaging Capital	12/17/2016	$62,113	$22,008	%	12/17/2021	Yes
American Packaging Capital	01/04/2017	$30,650	$13,096	%	07/01/2021	Yes
American Packaging Capital	08/11/2017	$45,355	$21,858	%	08/11/2022	Yes
American Packaging Capital	06/17/2018	$9,377	$3,530	%	06/17/2021	Yes

Related Party Transactions

None.

Use of Funds

$125,000	39% towards promos and marketing, 52% towards hiring, 4% towards increased employee pay/benefits, 5% toward Wefunder fees
$300,000	35% towards promos, cost of entry, marketing and advertising; 40% towards hiring, 13% towards network upgrade and accounting/inventory integrated software, 7% towards increased employee pay/benefits, 5% towards Wefunder fees
$400,000	27% towards promos, cost of entry, marketing and advertising, 45% towards hiring, 10% towards network upgrade and accounting/inventory integrated software, 8% towards increased employee pay/benefits, 5% towards a fork lift, 5% towards Wefunder fees
$500,000	22% towards promos, cost of entry, marketing and advertising, 50% towards hiring, 8% towards network upgrade and accounting/inventory integrated software, 6% towards increased employee pay/benefits, 5% towards equipment for new products, 4% towards fork lift, 5% towards Wefunder fees
$600,000	26% towards promos, cost of entry, marketing and advertising, 45% towards hiring, 7% towards network upgrade and accounting/inventory integrated software, 8% towards increased employee pay/benefits, 6% towards equipment for new products, 3% towards a fork lift, 5% towards Wefunder fees

Capital Structure

This is an LLC with no issued units.

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.

Join **554,622** investors who funded **371** startups with over **$132 million**

View Reg D, A+ and Reg CF Breakdown

Sign up with Facebook

Privacy: We won't share your data, or post to your wall, without your permission.

or

Full name

Email

Password

SIGN UP

Mashable npr Forbes Bloomberg Businessweek CNNMoney PBS TIME Los Angeles Times The Boston Globe Inc. TechCrunch THE WALL STREET JOURNAL. FINANCIAL TIMES

wefunder.com/homefree/about is managed by Wefunder Portal LLC. *Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Regulation Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Regulation D and A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA. By using wefunder.com, you accept our Terms & Privacy Policy. If investing, you accept our Investor Agreement. You may also view our Privacy Notice.*

Wefunder, Inc., Wefunder Advisors LLC, and Wefunder Portal LLC do not review user-generated content beyond what's required by US law. Some user-generated content, including investor biographical information, may not be accurate.